October 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D. C.  20549

Attention:	Terence O’Brien, Branch Chief
Al Pavot, Staff Accountant

Regarding:	EASTMAN KODAK COMPANY
Form 10-K filed March 16, 2021
Form 10-Q filed August 10, 2021
File No. 001-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter addressed to Roger Byrd, General Counsel of Eastman Kodak Company dated October 4, 2021.

If you have any questions, please do not hesitate to call me at (585) 726-3576 or David E. Bullwinkle, Chief Financial Officer, at (585) 726-3471.

Sincerely,

Eastman Kodak Company

/s/ Richard T. Michaels

Richard T. Michaels

Chief Accounting Officer and Corporate Controller

In connection with its response to the staff’s comments, Eastman Kodak Company (the “Company”) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are noted below in bold. The Company’s responses are directly below each of the staff’s comments.

Correspondence filed September 13, 2021

Pensions and Other Postretirement Benefits, page 31

1.

Please expand the disclosure on page 31 to address the historical accuracy of your specific plan asset fair value estimates. Given the apparent absence of a readily determinable fair value for the vast majority of your Major U.S. Pension Plan Assets, it is not clear whether a material portion of such assets have historically been sold at amounts significantly different from the corresponding net asset value per share amounts disclosed in your filings.

Response:  Approximately $2.5 billion and $2.4 billion of the Company’s Major U.S. Pension Plan Assets valued at net asset value (“NAV”) as of December 31, 2020 and 2019, respectively, have redemption rights.  Investments of this type can be and historically have been redeemed by the Plan at NAV as of the date of redemption.  The remaining investments valued at NAV ($0.8 billion for each period) consist of private equity funds, real estate funds and certain closed-end funds.  The investors do not have an option to redeem their interest in these funds but rather receive distributions from time to time through the liquidation of the underlying investments in the funds. Secondary sales of a material portion of the Plan’s investments in these funds are infrequent.  In 2020 and 2019, immaterial portions of these funds were sold for values not significantly different from NAV.

2.

It appears from your disclosure on page 91 that a substantial portion of the assets characterized as Equity and Debt Securities presented in the table on page 88 are actually derivative instruments and not stocks or bonds. The distinction appears relevant since your loss exposure on derivative instruments may be materially different than your loss exposure on holdings of stocks or bonds. Further, the presentation of "Derivatives" line items in the table could be confusing since the corresponding dollar amounts exclude almost all of your actual derivatives holdings.  Please revise.

Response:  The term “derivative linked investments” referred to in the Company’s response letter dated September 13, 2021 and used in the Company’s 2020 Form 10-K are not derivative instruments but rather consist substantially of hedge funds. The derivative line items included in the table on page 91 represent the total fair value of the Plan’s derivative instruments consisting of futures contracts.  In future Form 10-K filings, the Company will separately disclose hedge funds from equity and debt securities in the fair value measurements table and discontinue using the term derivative linked investments when describing the nature of these investments.

3.	Please clarify for us how you determined that your derivatives holdings lack a readily determinable fair value as contemplated by ASC 820-10-15-4. The guidance in ASC 815-10-35 may be relevant.

Response:  As noted in the response above, the derivative linked investments are not derivative instruments but rather consist substantially of hedge funds and these investments meet the criteria of ASC 820-10-15-4 to use NAV as a practical expedient.

4.

It remains unclear whether your loss exposure on these derivatives could materially exceed the carrying value of the investments. Please provide a disclosure that clarifies this issue and identifies all known factors that could precipitate material losses in your existing derivatives portfolio such as increases in interest rates, decreases in company-specific or sector-specific equity prices, etc. For example, your proposed disclosure does not indicate whether a material increase in interest rates would reasonably be expected to generate a material net loss on the derivative contracts owned by the Plan at the Balance Sheet date. See Section 501.02 of the Financial Reporting Codification.

Response:  The Company’s existing derivatives portfolio consists of futures contracts entered into for the purpose of hedging liability discount rate exposure to government bonds (the notional amount of these futures contracts as of December 31, 2020 and 2019 is $1.6 billion). Therefore, a change in interest rates is the primary factor that could precipitate material losses in the Company’s existing derivatives portfolio.  For example, a 25-basis point increase in interest rates would cause a loss from the government bond derivatives of approximately $30 million.  However, as disclosed on page 32 in the Company’s 2020 Form 10-K, a 25-basis point increase in the discount rate used to measure the projected benefit obligation (“PBO”) of the U.S. Plan would cause a $74 million decrease in the PBO. Accordingly, while an increase in interest rates would expose the Company’s derivative investments included in the U.S. Plan to losses, it would also likely result in an offsetting decrease in the U.S. Plan’s PBO.

Disclosure similar to the preceding paragraph will also be included in future Form 10-K filings.

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